VIA EDGAR

November 13, 2023

Ms. Mary Mast

Ms. Angela Connell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Entrada Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 6, 2023

Form 10-Q for the Six Months Ended June 30, 2023

Filed August 8, 2023

File No. 001-40969

Dear Ms. Mast and Ms. Connell:

On behalf of Entrada Therapeutics, Inc. (“we” or the “Company”),  we submit for filing, via direct transmission to the EDGAR system of the U.S. Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated November 1, 2023 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Form 10-Q for the quarterly period ended June 30, 2023.

We have reproduced below in bold the Staff’s comment and the Company’s response following such comment.

Form 10-Q for the Quarterly Period ended June 30, 2023

Notes to Condensed Consolidated Financial Statements (Unaudited)
13. Collaboration and License Agreements, page 23

1.	You disclose that simultaneously with the Vertex Agreement, you entered into a Stock Purchase Agreement whereby Vertex purchased 1,618,613 shares of your common stock for $26.3 million (or $16.26 per share). You also disclose that $6.9 million of this amount was considered a share premium and included in the total transaction price. Please provide us with your calculation of the share premium, including the quoted share price on the closing date as well as the discount for lack of marketability assumed. Please further explain the reason for including a discount for lack of marketability in your fair value calculation given that the shares are publicly traded. Finally, tell us your consideration of filing the Vertex Agreement and related Stock Purchase Agreement as exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

We considered the guidance in ASC 606-10-15-4(a) when evaluating how to account for the issuance of 1,618,613 shares of the Company’s common stock to Vertex pursuant to the Stock Purchase Agreement that was entered into in connection with the Vertex Agreement, which we accounted for as a combined contract consistent with ASC 606-10-25-9. Accordingly, we concluded that the fair value of the shares issued to Vertex pursuant to the Stock Purchase Agreement are excluded from the transaction price. Therefore, the difference between the contractual price paid for the shares and the fair value of the shares, on the closing date, is reflected as a premium and included in the transaction price.

The Company adopted Accounting Standards Update No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions effective January 1, 2023. To determine the fair value of the shares issued to Vertex, we considered the guidance provided by ASC 820-10-35-16D, as well as the illustrations provided by ASC 820-10-55-51 and ASC 820-10-55-52 (Case A), as amended by ASU 2022-03. The shares issued to Vertex in the private placement transaction pursuant to the Stock Purchase Agreement were unregistered and therefore restricted securities. Restricted securities can generally be purchased at prices substantially below those of identical but freely marketable securities due to the very real risk of market decline inherent in holding restricted securities as well as the required holding period for unregistered equity in a publicly traded company’s stock. As a result, we concluded that the measurement of the fair value of the unregistered shares issued to Vertex should be the closing price of the Company’s common stock on February 8, 2023, the closing or issuance date, adjusted to reflect a discount for lack of marketability (“DLOM”) due to the shares issued to Vertex being unregistered.

The closing price of our common stock, as reported on The Nasdaq Stock Market, on February 8, 2023 was $15.41 per share. We engaged a third-party valuation firm to assist in determining the DLOM. In accordance with ASC 820-10-55-52, we considered factors that contribute to the DLOM as a result of the shares being unregistered. Based on this analysis, we applied a 22% DLOM to the closing price of the Company’s common stock on February 8, 2023. Following the application of the DLOM, as of February 8, 2023, the estimated fair value of the shares issued to Vertex was $12.02 per share. This was $4.24 per share lower than the $16.26 per share that Vertex paid. The difference of $4.24 per share, multiplied by the number of shares issued or 1,618,613, resulted in a $6.9 million share premium as of the closing date.

The Company undertakes to expand its disclosure in subsequent filings to clarify that the $6.9 million share premium is due to the difference between the price paid by Vertex and the fair value of the Company’s common stock on the closing date with a DLOM applied due to the shares being unregistered.

Finally, we considered the Vertex Agreement and related Stock Purchase Agreement and filed each, as Exhibit 10.16 in our Annual Report on Form 10-K filed with the Commission on March 6, 2023 and Exhibit 10.1 in our Current Report on Form 8-K filed with the Commission on December 9, 2022, respectively.

If you have any questions about this response, please contact the undersigned through email on file or at (857) 520-9158.

Sincerely,

Entrada Therapeutics, Inc.

By:	/s/ Kory Wentworth
Name: Kory Wentworth
Title: Chief Financial Officer